Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On September 18, 2003, Palm, Inc. held a conference call announcing its earnings for the first quarter of fiscal 2004. A replay of the conference call is available via webcast at www.Palm.com and through a dial-in number. The following is a transcript of the conference call.

Palm, Inc. First Quarter, Fiscal 2004 Results Teleconference Remarks

Brad Driver, Director, Investor Relations – Palm Solutions Group

Thank you Enrique.

Good afternoon everyone and thank you for joining us today. Joining me today are Eric Benhamou, Palm’s Chief Executive Officer and Chairman, Todd Bradley, President and Chief Executive Officer of Palm Solutions, Dave Nagel, President and Chief Executive Officer of PalmSource and Judy Bruner, Palm’s Chief Financial Officer. As we have done in the past, Eric will provide comments on highlights of the quarter and overall business and industry trends, Todd and Dave will provide comments on their respective businesses, and Judy will review in detail the results of the quarter and provide you with guidance for the second quarter. This will be followed by a question and answer session.

Please note: today’s call is being recorded and will be available for replay on Palm’s investor relations home page at ir.palm.com In addition, the press release, a copy of today’s prepared comments and supplemental financial information will be available on the Investor Relations website.

Before I turn it over to Eric, I would like to remind you that today’s comments, including the question and answers session, will include forward-looking statements, including a forecast of future revenue and earnings, expected activities and other financial and business results. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties are detailed in Palm’s filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended May 30, 2003.

In addition, Palm and PalmSource, have filed amended registration statements on Form S-4 with the SEC in connection with the Handspring acquisition and PalmSource distribution. Investors and security holders are urged to read these filings carefully as they contain important information about this transaction.

Finally, in addition to reporting financial results in accordance with generally accepted accounting principles or GAAP, Palm reports certain non-GAAP financial results. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which can be found in the press release and on the investor relations website.

And now I would like to turn the call over to Eric.

Eric Benhamou, Chairman and Chief Executive Officer—Palm, Inc.

Thank you, Brad, and good afternoon.

Today will likely be the last quarterly earnings call of Palm Inc. Later this fall, Palm will give birth to two new, independent, publicly traded companies, each a leader in its own space. PalmSource, led by CEO David Nagel, will be the OS platform leader in the handheld industry. palmOne, also named after its Palm heritage, capitalizes on its powerful brand. palmOne, led by CEO Todd Bradley, will combine Palm’s Solutions Group business and Handspring, and will be a leader in mobile devices and solutions, ranging from entry level devices to sophisticated smartphones.

In the process of this transformation, the meaning of the word Palm will change: instead of designating an integrated company, it will become a shared brand connoting the simplicity, elegance and power of the Palm experience created by its PalmOS operating system platform.

As we prepare for this transition, I have asked both CEOs to provide their commentaries on their business results and future outlook, much in the same way as they will when they lead their respective public companies. I will limit my personal comments to just three points, which each underscore a principal theme of the quarter:

1.	First, the merger and spin-off transaction we announced in June is on track. We expect it to close this Fall, consistent with the timetable I outlined last quarter. Our 10-K SEC filing for FY’03 was completed in late August. Our amended S-4 filings were also submitted in late August, and are now awaiting final comments from the SEC. Earlier in the quarter, Palm cleared its HSR regulatory waiting period. The management teams of all three businesses, Palm Solutions, Handspring, and PalmSource, have made tangible progress, planning the various organizational, system and process transitions that will take place when the transaction is approved by stockholders. All are very excited about the prospects ahead. So seem to be our employees, customers, partners, as well as individual and institutional stockholders.

2.	Second, as you look at our financial results for the quarter, you will see many signs of continued strong execution. We are pleased to post positive Y/Y revenue growth for the first time in 5 quarters. In fact, both Palm Solutions and PalmSource posted Y/Y revenue growth. We are also pleased to report a higher cash balance than last quarter and the year ago quarter. Our gross margins also showed encouraging strength. ASP’s rose significantly, reflecting the focus we placed on the higher end of our product portfolio over the last several months. And our bottom line results exceeded the guidance we provided a quarter ago. All this bodes well for the upcoming fall season, when we look forward to the launch of several exciting new products and continued improvements in the financial performance of each company.

3.	Third and last, let me comment briefly on industry dynamics over the medium term. We continue to see many indications of a new growth wave in the making for the mobile device industry. I will refer you back to my quarterly remarks of the last several earnings calls for a list of the many factors and trends driving this recovery. Today for example, it has become clear that true smartphones (i.e. mobile phones with rich data capabilities and applications, as distinguished from mere high end feature phones) have become a legitimate, new, high growth category. Handspring’s Treo 600 is one of the best examples of that trend. Coincidentally, Walt Mossberg wrote a very complementary report of this product in today’s issue of the Wall Street Journal. He says: “It’s a great phone, an excellent mobile e-mail terminal, and a full-fledged Palm-compatible PDA. I prefer it to any RIM Blackberry model I have tested, and it blows away any of the PDA phones based on Microsoft’s Pocket PC operating system”. We also expect other emerging categories and new feature clusters to drive the growth of the broader mobile device industry: for example, Wi-Fi, data oriented handhelds for enterprise users, and powerful, rich media player and recording devices amongst consumers. Both PalmSource and palmOne are well positioned to capitalize on these favorable industry dynamics.

In summary, Palm’s financial performance has stabilized and steadily improved. This was evident over the past several quarters. It continues to be true in Q1, in part due to the depth of our operational management team and in part thanks to our renewed capability for product and business innovation. The transaction announced last quarter will create two new companies, both leaders within the mobile device industry: palmOne and PalmSource. Product development and organizational integration risks have been significantly reduced over the last several weeks. This transaction is on track, and bears even more promise today than a quarter ago. We look forward to completing it this fall, as planned. As to the broader outlook, the hard work of the last two years, combined with a rationalized industry structure, is beginning to uncover exciting new growth opportunities. With this as a backdrop, let me turn it over first to Todd Bradley.

Todd Bradley, President and Chief Executive Officer—Palm Solutions Group

Thank you, Eric, and hello, everyone. I’m pleased with many aspects of our results this quarter, particularly our revenue growth, margin improvement and momentum in high-opportunity areas. I’m also pleased that our integration planning related to our proposed acquisition of Handspring is on schedule.

Let me start by reiterating the three strategic objectives for Palm Solutions we committed to last December that we believe will drive greater shareholder value. They are:

•	to grow the market for mobile devices and solutions;

•	to maintain industry leadership; and

•	to achieve consistent profitability.

And I’ll close with some comments on the new company we’re working to create – the most competitive, pure-play mobile-device and solutions company in the industry.

Grow the market

Several sectors and technologies offer promising opportunities for growth and showed momentum during the quarter. I’ll start with the consumer space because we’re attracting entirely new users with our Zire family of products.

•	Customers are leaving paper organizers and Post-Its behind for our original Zire handheld, the fastest-selling handheld in our industry’s history. The $99 U.S. retail price point translates to a great value with excellent potential for these customers to trade-up over time;

•	Other consumers are drawn to a rich multimedia experience. We’re proud that the Zire 71 handheld with its camera, music and video capabilities was the #1 handheld in U.S. retail for all three months since its spring introduction, according to NPD; and

•	We’ve done a very good job executing striking a balance between compelling features at the right price while still delivering a very good margin. You’ll see more evidence of this at our fall launch.

We believe Wi-Fi products also have high-growth potential.

•	Our Tungsten C handheld with integrated Wi-Fi and long battery life has attracted lots of interest from mobile professionals and businesses that operate in campus Wi-Fi environments. The healthcare industry is beginning to understand how medical professionals can provide better patient care at the point of care.

St. Mary’s Health System in Indiana is outfitting its physicians with Palm Tungsten C handhelds and MercuryMD’s MData(R) Enterprise System. Lab results, medications, vital signs, EKG reports, and other critical data can now be accessed quickly using a secure campus Wi-Fi network.

•	Schools and universities also have discovered the power of Wi-Fi. Studies indicate nearly one-third of K-12 public schools and more than two-thirds of colleges in the U.S. are using wireless networks.

MBA students at Wharton School of Business use Tungsten C handhelds to access the school’s intranet, Internet and online course material anywhere on campus.

These are just a few examples of the market opportunities before us as we deliver the right handhelds leveraging this growing wireless technology.

Another growth area involves taking advantage of the Java developer community by using IBM’s first class implementation and development tools to bring Java support to our Tungsten line of handhelds:

•	Palm and IBM’s collaboration can reach deeper into the enterprise by embracing the more than 3 million strong Java developer community. And we’re including IBM’s Websphere J2ME software runtime on our future Tungsten handhelds.

•	The IBM/Java agreement reinforces Palm’s belief that the future of mobility lies in open standards and a robust developer community.

•	Palm may well have the strongest developer base in the industry with the combination of the 275,000 Palm OS developers and the millions of Java developers who can write and run Java applications ranging from consumer games to field service applications, all on our Tungsten handhelds.

•	In short, we’re creating what we’re confident is the best handheld platform for enterprise software and access to data.

Maintain industry leadership

Our second objective is to maintain industry leadership in mobile devices and solutions. We ended the quarter as the worldwide market leader, and yet we’re also aware we have a lot of competition. You’ll see us continue to deliver feature-packed, innovative products at competitive prices, and you’ll see us continue to build on operational excellence. Through the two launches – of Fall ‘02 and Spring ‘03 – we have demonstrated growing and substantial improvements in execution. They were on time, in budget and on the shelves.

You’re about to see us exhibit that same commitment again this fall with a third round of breakthrough products. Look to us to integrate software and hardware in innovative ways that will give the uninitiated as well as our loyal customers strong reasons to own a new Palm-branded handheld.

Deliver consistent profitability

Our third and last objective is to produce consistent profitability. We are on a path toward that goal, and I am confident we will reach it. Consistent execution across the board is at the heart of the matter. This team has shown that it can consistently deliver consistently innovative products while simultaneously improving on important financial metrics. Our higher revenue, stable gross margins, disciplined expense management and continued strong inventory turns shows our resolve.

On the macro level, we see important indications that could create a favorable environment for renewed growth. In addition to real innovation in products and solutions, we see the growth in always-on networks, and increased investments that customers and partners are making in this space.

While I note that we cut our operating loss substantially, none of us at Palm will be pleased until we can deliver annual profitability with the consistency our stockholders expect.

Creating a more competitive industry force

Before I close, I have a few comments on the new company we’re creating following the spin-off of PalmSource. We’re working to create an even more competitive force in the mobile device and solutions space.

We’ll continue to introduce handheld-computing products that deliver what matters most to customers. Fall products will be announced very shortly.

We are investing in our future while working to improve our financial performance.

•	Our investment in Wi-Fi is based on growing momentum and proven deployments;

•	We believe our work with IBM and Java will pay dividends as IT spending returns;

•	We’re seeing traction in our revenue from business and commercial customers; and

•	Our proposed acquisition of Handspring is an even bolder strategic move.

I fully expect that our combination will bring many benefits. We’ll have the broadest portfolio of mobile computing products in the industry – from entry-level products to the robust business tools and compelling high-growth potential smartphones – all under one powerful brand. These will be sold through a broader array of retail, online and carrier partners. We’ll have the most experienced management team in the industry. And our combined size means we’ll better be able to take advantage of synergies and Palm’s excellent global operations.

Our integration-planning teams are doing a great job preparing for the day Palm and Handspring are one. And as Eric said, our new company name will be palmOne – coincident with the stockholder vote on the transaction.

The name “palmOne” builds on the brand promise and equity of the Palm name, while indicating our intention to continue to be the driving force of innovation. We look forward to three subbrands, so starting in 2004, you’ll begin to see palmOne Zire, palmOne Tungsten and palmOne Treo on our products.

The year ahead of us will be challenging; competition will continue to be strong, and consumer and IT spending will remain tight. But the opportunity to create a new, combined company that will be the most competitive pure-play mobile device and solutions company in the industry is strong motivation for everyone here.

We’re confident we’re on a path to deliver on our three objectives – to grow the market for mobile devices; to maintain industry leadership; and to achieve consistent profitability.

Now let me turn the call over to Dave Nagel. Dave. . .

David Nagel, President and Chief Executive Officer, PalmSource, Inc.

Thank you, Todd.

During the first quarter, PalmSource made some significant strides in achieving our three strategic corporate goals:

1.	Growing the Palm Economy

2.	Providing Technology Leadership & Product Diversity and

3.	Building a Robust & Profitable Business.

Let me begin by providing a few of the highlights. PalmSource achieved an important milestone during the quarter and advanced our goal to expand and grow the Palm Economy last week, when....

•	We launched the Palm OS 5 Simplified Chinese Edition; the first fully localized operating system based on the leading ARM-compliant Palm OS 5 platform. Palm OS 5 Simplified Chinese Edition is the result of extensive development and incorporates enhanced multimedia and wireless features that extend the power, flexibility, and ease of use that has made the Palm OS platform a leader in the handheld and smartphone space. The launch of Palm OS 5 Simplified Chinese Edition opens up market opportunities for licensees and developers to broaden their reach into China, the largest handheld market in the Asia-Pacific region outside Japan and the largest single mobile phone market in the world according to Gartner, August 2003.

Our licensees also continued to deliver world-class products for the global handheld and smartphone market during the quarter.

•	Group Sense (Int’l) Limited, GSL, launched their first Palm OS smartphone, the Xplore G18. The Xplore G18 is a full-featured smartphone that integrates PIM functionality, multimedia capabilities, and telephony features, in a sleek and compact form factor. We look forward to its debut in the China, Hong Kong and Thailand markets.

•	Sprint and Samsung launched the SPH-i500, a full-color Palm Powered PCS phone in a sleek, stylish clamshell form factor. Combining Samsung’s world leadership in the handset market with the strength and flexibility of Palm OS enables cutting-edge and easy-to-use smartphones, like the Samsung i500, that allow users to personalize their device with thousands of Palm OS applications to meet their particular needs.

PalmSource also made substantial progress in advancing our second goal: to provide technology leadership and product diversity.

•	Garmin International Inc., began shipping the iQue 3600 with integrated GPS. Based on Palm OS 5, the iQue 3600 features a built-in GPS antenna, integrated turn-by-turn navigation software, and traditional Palm OS Address Book and Date Book functions, and boasts internal memory of 32 MB. The iQue 3600 earned a prestigious “Best of Innovations” Award in the Mobile Office category of the Innovations 2003 Design & Engineering Showcase competition at this year’s CES.

•	M-Systems, an innovator of flash-based data storage products joined the Palm OS Ready Program to offer NAND flash-based memory storage technology to Palm OS licensees to deliver Palm Powered handhelds and smartphones with enhanced memory capacity and lowered costs.

•	PalmSource is collaborating with IBM to advance the development of next-generation Web Services applications for Palm Powered devices. The companies will provide the more than 275,000 registered Palm OS software developers with advanced tools to create powerful networked software programs that run on Palm Powered devices and enterprise servers, connected via wireless networks.

Additionally, at the beginning of Q2 PalmSource announced a strategic alliance with PalmGear designed to bolster the success of the Palm Economy. As part of the alliance, PalmGear acquired PalmSource’s subsidiary Palm Digital Media, and will power a new PalmSource online store. PalmGear, together with Palm Digital Media, will provide Palm Powered consumers increased access to more than 19,000 applications and over 10,000 eBook titles through PalmSource’s new online store, which is designed to provide increased exposure for Palm OS developers to successfully promote and market their Palm OS software applications, while enabling PalmGear to broaden its reach to the millions of users of Palm Powered devices.

Two other noteworthy events occurred after the quarter end, that deserve a brief mention. First, Orange announced this week that the Handspring Treo 600 would be part of their new signature phone product line for it’s UK, France, and Switzerland GSM networks. This announcement represents an important expansion of Palm Powered smartphones into the important European wireless markets.

Second, Tapwave, one our newest licensees, announced the launch of their new Zodiac mobile entertainment console, a state of the art Palm Powered entertainment device. This new mobile entertainment product has already been labeled by Forbes Magazine as the “…hit of the holiday season among the gadget-crazy.”

I will provide more new details about these exciting new products in our next earnings call.

Financials

Next, from a financial standpoint I am pleased to report that during the quarter PalmSource continued to make steady progress toward building a robust and profitable business. We achieved revenues of $17.1M, which represents a 14% growth in revenue over Q1FY03 of $15.1M.

•	Continuing with our efforts to diversify our revenue sources, this quarter 52% or more than half of our revenue came from licensees other than the Palm Solutions Group.

•	On a segment-reporting basis we continue to maintain strong gross margins. the Q1FY04 gross margin was 90%, which is consistent with Q1FY03.

•	PalmSource’s Sales & Marketing, R&D, and General & Administrative expenses for the quarter were $16.9M and represent a 5% reduction year over year.

•	We continue to show consistent year over year improvement in the bottom line, reducing losses before income taxes by $7.2M.

•	And our cash increased by $1.7M for the quarter.

In summary, PalmSource continues to steadily improve its financial performance. We are pleased with the solid and steady progress we continue to make toward our goal of sustained profitability. We will continue to focus on this goal by improving revenue growth and by carefully controlling our costs.

Echoing Eric’s comments about the improving industry picture, we remain optimistic about the prospects for the smart mobile device industry and PalmSource’s role in driving that industry forward.

Now I would like to turn the call over to Judy Bruner. Judy....

Judy Bruner, Senior Vice President and Chief Financial Officer – Palm Solutions Group

Good afternoon everyone. Given the pending spin-off of the PalmSource business, I will provide more emphasis than I have in the past on our results by business segment.

Total Palm Revenue for the quarter was $177.4 million, up 3% from Q1 of last year, and down sequentially as expected in the summer season.

Solutions Group revenue was $168.6 million, up 2% from Q1 of last year, and included revenue of $149.2 million from handheld devices and revenue of $19.4 million from accessories, wireless access and customer service. Handheld revenue reflected shipments of 645 thousand units at a blended average selling price of $231. Our unit shipments were down 21% on a year over year basis while our blended ASP was up 38% year over year. These results reflect the higher-end mix of products that we emphasized this quarter, including the Tungsten T2 and the Zire 71, and an overall market demand environment that appears to have been down on a unit basis compared to last summer. Our measure of worldwide unit sell-through for the quarter was down 9% on a year over year basis. We believe the unit demand we saw in the August quarter reflects some shift of U.S. retail demand toward competitive products in the summer months based on product introduction cycles and pricing actions of our competitors. In the U.S., we experienced unit sell-through that was approximately flat year over year in June and July, but down year over year in August. We believe the weakness of August demand is partially corroborated by August retail reports issued on September 12th indicating softer than expected August retail sales in the U.S. The weakest area of unit sell-through during our fiscal Q1 was in the large U.S. retail chains. Our unit sell-through grew on a year over year basis in our U.S. commercial and education businesses, our web store (Palm.com) and in our European business. Despite unit demand being lower than we had expected, we achieved our forecasted revenue range, growing revenue year over year by focusing on a higher-end product mix, and we ended the quarter with channel inventory in our desired range, at approximately 8 weeks.

PalmSource revenue was $17.1 million, up 14% from Q1 of last year. PalmSource derived 48% of its revenue from the Solutions Group and 52% from other licensees. PalmSource’s revenue from the Solutions Group grew 11% year over year, while revenue from other licensees grew 17% year over year, reflecting growth in the number of Palm OS licensees and their product offerings.

Palm’s total revenue mix between U.S. and International for the first quarter was:

	Q1’04		Mix	Qtr/Qtr	Change		Yr./Yr.
Change
U.S.	$112.0	M	63%	- 10%		- 1%
International	$65.4	M	37%	- 35%		+ 10%

Total	$177.4	M	100%	- 21%		+ 3%

For the fourth quarter in a row, the Solutions Group experienced the strongest year over year performance in Europe. During Q1 we experienced year over year growth of 16% in European unit sell-through, while we saw unit sell-through decline by 14% across the rest of the world, leading to the worldwide 9% decline that I mentioned earlier. The Tungsten T2 product, which was introduced in July at a price point of $399, was particularly strong in Europe.

Gross margin

Our GAAP gross margin percentage, which includes a portion of the amortization of intangibles, was 34.7% compared to 30.7% in the year ago quarter. Non-GAAP gross margin percentage, excluding amortization of intangibles, was 34.9% compared to 31.7% in the year ago quarter. Both measures reflect significant improvement. For segment performance measurement, we evaluate gross margin on the same basis as the non-GAAP consolidated gross margin.

Solutions Group segment gross margin percentage was 28.1% compared to 22.9% in the year ago quarter. The improvement was driven by our emphasis on should-cost models for each product introduced over the past year, continuing reductions in our standard costs and modest pricing actions. Our highest volume products for the quarter, the Zire 71, Tungsten T2, Tungsten C, and Zire, all have similar gross margin percentages, so the relative ASP’s of these products was not a factor.

PalmSource segment gross margin percentage was 89.9%, very consistent with the year ago quarter gross margin of 90.0%.

Expenses

Our ‘sales and marketing’, ‘research and development’ and ‘general and administrative’ expenses for Q1 were $77.1 million, down 11% year over year, and down 5% sequentially, continuing to benefit from previous restructuring actions. Total operating expenses were $81.9 million, including $0.3 million for amortization of intangibles, $1.9 million of separation costs related to the upcoming distribution of PalmSource, and $2.7 million of restructuring charges related to changes made in anticipation of our future wireless business plans.

Solutions Group ‘sales and marketing’, ‘research and development’ and ‘general and administrative’ expenses were $60.2 million, down 13% year over year and down 8% sequentially. PalmSource ‘sales and marketing’, ‘research and development’ and ‘general and administrative’ expenses were $16.9 million, down 5% year over year and up 6% sequentially.

Operating Income/(Loss)

Our GAAP operating loss was $20.1 million, an improvement of 43% from the GAAP operating loss of $35.1 million in Q1 last year, and our non-GAAP operating loss for Q1 was $15.2 million, an improvement of more than 50% from the non-GAAP operating loss of $31.9 million in Q1 last year. The Solutions Group segment operating contribution was a loss of $12.8 million, a 59% improvement from $31.4 million in Q1 last year. And tThe PalmSource segment operating contribution was a loss of $1.5 million, a 66% improvement from $4.3 million in Q1 last year.

Other Income/(Expense), Taxes, Net Income and EPS

Other income and expense was $0.2 million of expense, a smaller expense than we had anticipated, primarily due in part to favorable foreign exchange revaluations. Tax expense reflects a provision for foreign taxes of $1.4 million, consistent with the guidance provided last quarter. The GAAP net loss for Q1 was $21.7 million or 74 cents per share, and the non-GAAP net loss for Q1 was $16.7 million or 58 cents per share.

Balance Sheet

Turning to the balance sheet, our cash usage from operations was $12.6 million as a combined company ($10.9 million used within the Solutions Group and $1.7 million used within PalmSource). Cash usage was less than we had forecasted due primarily to our lower than forecasted net loss. Accounts receivable days’ sales outstanding was 39 days, a consistent level for 3 quarters in a row. Inventory was stable at $24.0 million, reflecting 20 inventory turns, equal to our target inventory model. The cash conversion cycle (receivable days + inventory days – payable days) was 4 days, improved from 7 days in the year ago quarter, and only slightly above 3 days last quarter. While we used $12.6 million of cash from operations, our total cash balance was up sequentially due to two equity financings and the sale of PalmSource’s e-book business. We completed two equity offerings to institutional investors under our $200 million shelf registration statement. We sold a total of 2.4 million shares of common stock for net proceeds of $37.0 million, which will be used for general corporate purposes by the Solutions Group. PalmSource entered into a strategic alliance with PalmGear, Inc., which included the sale of its Palm Digital Media e-book business. Proceeds to PalmSource for this transaction were $3.7 million. One other item that you will notice on our balance sheet is that restricted cash increased to $5.4 million, from $2.6 million last quarter. This is because our asset-backed revolving line of credit expired in June and we provided cash collateral for several letters of credit which had previously been issued under the revolver. We recently put in place a new $30 million revolving line of credit with Silicon Valley Bank, and we expect to re-issue some of these letters of credit under the new revolver in our fiscal Q2.

Our operating results and the transactions I have discussed resulted in Palm cash being $266.8 million at the end of Q1, essentially the same level that we reported at the end of Q1 of last year. This cash balance consisted of $227.7 million held by the Solutions Group and $39.1 million held by PalmSource.

Forward-Looking Guidance

I’ll now turn to forward-looking guidance. We expect that before the end of our fiscal Q2, we will complete the spin-off of PalmSource and the merger of the Solutions Group business with Handspring to form palmOne. Since we do not expect any further earnings releases for Palm, Inc., I will provide forward-looking comments for the Solutions Group business. At this point we cannot provide a reliable forecast of the impact that Handspring will have on the palmOne Q2 results because it will depend on when the transaction closes and the timing of shipments of the Treo 600. Under purchase accounting, Handspring’s revenue and expenses will be included in palmOne only after the transaction closes. With respect to PalmSource, the PalmSource team will determine its practice for forward-looking guidance after becoming an independent publicly traded company.

Revenue

The second fiscal quarter is the strongest seasonal quarter for the Solutions Group business, and consistent with our normal practice, we plan to launch new products during this Fall quarter. With our year over year unit sell through being 5% up in Q4 and 9% down in Q1, it is difficult to predict the level of retail demand that we will see during the second quarter. Balancing the uncertain retail demand environment with the upcoming launch of new products, we are forecasting Solutions Group sales to be in the range of $245 million to $265 million, with the midpoint of that range being approximately the same as the Solutions Group revenue in Q2 of last year, which was $257.9 million.

Gross Margin

We expect the Solutions Group gross margin percentage to be approximately 27%, a bit lower than the margins just reported due to anticipated pricing actions consistent with new product introductions and holiday promotions.

Expenses

We expect ‘sales and marketing’, ‘research and development’ and ‘general and administrative’ expenses to be approximately $65 million, slightly higher than the $60.2 million reported this quarter due to marketing expenses associated with the Fall product launch and seasonally higher marketing spend provided to retailers. We also expect to report separation costs and restructuring charges of approximately $3 to $5 million.

Operating Income/Loss, Other Expense, Taxes and Net Income/Loss

Based on these factors, we expect a small non-GAAP operating profit in Q2. Other expense is forecasted to be approximately $1.0 million and the provision for taxes is also forecasted to be approximately $1.0 million. On a GAAP basis, we expect the bottom line results to be between break-even and a net loss of $5 million. Remember that this guidance is for the Solutions group business and our results will be altered by the Handspring business from the date of the merger forward as well as by purchase accounting which will include amortization from the establishment of acquired intangible assets.

Balance Sheet

We expect Q2 cashflow from operations to be similar to the bottom line P&L result. We expect both receivables and payables to grow due to the more back-ended linearity of the November quarter. As we have described in our S-4 filing, at the time of the PalmSource spin-off, Palm, Inc. will contribute an additional $6 million of cash to PalmSource, and $15 million of our $50 million in convertible debt will be allocated to PalmSource.

Taking into account expected results from operations and the spin-off capitalization adjustments, I expect Solutions Group cash to decrease by approximately $5 to $10 million. Again, this is before the impact of the Handspring merger. It is too early to give a cash range for palmOne at the end of Q2, but I expect that it will be less than the Solutions Group cash balance as we pay for transaction costs from the combined cash balance.

Summary

In summary, we reported year over year improvement on all key financial metrics in Q1, including revenue, gross margin, expenses, bottom line, inventory turns and cashflow. We remain focused on continuing this year over year improvement as we drive to achieve our objective of consistent annual profitability through:

1.	Continued emphasis on operational discipline, and
2.	Growing the market and palmOne’s revenue through product innovation in mobile computing and communication.

We’ll now open the call for your questions.

QUESTION AND ANSWER

Operator

Thank you. The floor is now open for questions. If you do have a question or comment, you may press 1 followed by 4 on your touch tone phones. If you are on a speaker phone, we do ask that you please pick up your handset to minimize background noise. You may remove yourself from the queue by pressing the pound key. If you have a question or comment, press 1 followed by 4 on your touch tone phones at this time. Our first question is from Joseph To of Lehman Brothers

Joseph To - Lehman Brothers - Analyst

Couple of questions. Since we are in the middle of September I was wondering if you could talk about back to school. And separately a question for Dave. In terms of your customers so far, how — what percentage of your customers would you say are sort of the nontraditional pda type of customers? A la tap wave. Thanks a lot.

Eric Benhamou - Palm, Inc. – Chairman, Interim CEO

We will have Todd comment on the first part of the question.

Todd Bradley – Palm, Inc. – President & CEO, Solutions Group

Joe, we actually felt back to school was fairly weak for us as a seasonal lift. We saw good movement throughout quarter on the higher end of the product line, Zire 71 and Tungsten C which we saw a lot through the commercial channel. So back to school was relatively weak for us.

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

And let me add that the back to school thing for us is really August. If you were referring to [audio unintelligible] into september, then this is all in the guidance that Judy gave you.

Dave Nagel – Palm, Inc. – President& CEO, PalmSource

On the issue — on the question about what fraction of licensees are in sort of nontraditional areas, if you include the smart phone category as a nontraditional area, it would be — virtually all of our most recent licensees or between a third and 40% of all licensees are making what you would consider I suspect nontraditional products.

Joseph To – Lehman Brothers – Analyst

Okay, thanks a lot.

Operator

Next question is from Iriving Ho of BMO Nesbitt

Irving Ho – BMO Nesbitt – Analyst

I was wondering if you could tell us what you expect asps to trend to in Q2 and going forward.

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Judy?

Judy Bruner – Palm, Inc. – Sr. VP, CFO

Sure. We would expect our average selling prices to come down sequentially from Q1 to Q2, which is natural in the holiday season when we sell a higher volume of our entry level products. And, of course, we are also taking into account the mix of products that we expect to be selling in the fall quarter. HOwever, looking at that average selling price in the Q2 time frame, we would still expect it to be up on a year-over-year basis.

Irving Ho – BMO Nesbitt – Analyst

Okay. And what is a long term target for margins for both businesses?

Judy Bruner – Palm, Inc. – Sr. VP, CFO

We have said within the solutions group our target gross margin range is 25 to 30%.

Dave Nagel – Palm, Inc. – President& CEO, PalmSource

And within PalmSource it is between 87 and 92%.

Irving Ho – BMO Nesbitt - Analyst

Okay. And is that over the next year or few years or —

Dave Nagel – Palm, Inc. – President& CEO, PalmSource

Well, over the next planning period, which is roughly a year.

Irving Ho – BMO Nesbitt – Analyst

Okay.

Judy Bruner – Palm, Inc. – Sr. VP, CFO

Irving, I would add that both of the companies are in those two ranges today. And those are our target ranges.

Irving Ho – BMO Nesbitt – Analyst

And just one question for Todd. Just wondering what you think the — what kind of hand held market growth we can expect in calendar ‘04?

Todd Bradley – Palm, Inc. – President & CEO, Solutions Group

Well, we won’t give a specific number, but we do [audio unintelligible] we do expect to see growth in our business. [audio unintelligible]

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Let me speak a bit to that. Referring back to the question we had in earlier calls, in general, we feel pretty comfortable with including 2004 as a growth year for the traditional hand held industry. Maybe even stronger because you are adding to this now a legitimate new segment which is called the smart phone category. So we are very confident we are now back in a growth mode for the broad hand held industry with the smart phone included. And even so for the more traditional hand held category. Whether it is double digit or single digit growth is going to be hard to tell until we see the trends for the holiday season. But we are now confident that this industry is back in a growth phase.

Joseph To – Lehman Brothers – Analyst

Okay.

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Next question, please.

Operator

Thank you. Our next question is coming from Arindam Basu of Morgan Stanley

Arindam Basu – Morgan Stanley – Analyst

Hi Folks. Can you hear me?

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Yes.

Arindam Basu – Morgan Stanley – Analyst

Judy, I have a question of what’s going on in the channel because I’m trying to understand the trend in terms of level of discounting by competitors because you say basically your inventories are flat quarter-over-quarter and you are saying back to school was weak. Was that back to school weak for everybody because of your comments about August? And so it seems like some of the sales trends was accomplished without much discounting. And what was the discounting trend among some of the competitors?

Judy Bruner – Palm, Inc. – Sr. VP, CFO

So, we do believe that the retail sales in the U.S. Were somewhat weak overall and that that impacted the sell through trends that we saw during the quarter. In addition, based on the timing of product launches and the timing of specific pricing actions from us and from our competitors, we saw some demand shift to our competitors in U.S. Retail in the summer months. As new products and pricing actions were instituted.

Todd Bradley – Palm, Inc. – President & CEO, Solutions Group

This is Todd. I think in addition to Judy’s point, we clearly saw towards the end of the summer some of our competitors aggressively cut price into the lower end of the product lines.

Arindam Basu – Morgan Stanley – Analyst

Todd, you broke up a little bit. So you said they cut price only in the lower end.

Todd Bradley – Palm, Inc. – President & CEO, Solutions Group

Yes.

Arindam Basu – Morgan Stanley – Analyst

Okay. And on the Tungsten W, were there any carrier wins this quarter? And I know you touched on this previously, but what happens to the Tungsten W going forward? That just goes into the trio portfolio and then a decision is made thereafter?

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Before you answer that question, I wanted to add a point to the last question you made on discounts. You may have picked up in Judy’s comments that we have the greatest percent of our revenues coming from our web store. And this will contribute to reducing the average discounts in our products. There are lots of areas that will affect our discounts but this is a favorable trend.

Todd Bradley – Palm, Inc. – President & CEO, Solutions Group

Tungsten W, while not an incremental wing, we continue to grow our relationship with at&t. They have become more important as a distribution channel through their retail force and retail channels. It has shown some growth in Europe among some of the mid tier carriers, if you will. [audio unintelligible] as we close the handspring transaction, the w would go into that business unit with the trio.

Arindam Basu – Morgan Stanley – Analyst

Okay. And then last question was on the Tungsten C. Are there actual enterprise wins? You referred to a couple of cases that seem to be trial pods. Do you have any enterprise wins or will you be able to ink enterprise wins? And then what kind of, I guess, sales progression would you expect on the Tungsten C.

Todd Bradley – Palm, Inc. – President & CEO, Solutions Group

C continues to improve for us kind of week to week. We have launched a — we have just launched another ip sack, another bpn type solution for it. We can get you specific enterprise wins offline if you want. We continue to see momentum in that product in that category.

Arindam Basu – Morgan Stanley – Analyst

Okay. Thank you.

Operator

Thank you. Our next question is coming from Peter Park of Asset Managment

Peter Park – Park West Asset Management – Analyst

I didn’t hear you give a cash and a net cash number for PalmSource. Can you give that?

Judy Bruner – Palm, Inc. – Sr. VP, CFO

I did give a cash number for PalmSource. At the end of Q1. Which was $39.1 million. And at the moment PalmSource does not really carry any debt. But after the close of the transaction, they will take on $15 million of debt, convertible debt that is currently held by Palm, Inc.

Peter Park – Park West Asset Management – Analyst

Thank you.

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Next question, please.

Operator

Thank you our next question is coming from Barry Richards of CIBC World Markets.

Barry Richards – CIBC World Markets – Analyst

Good afternoon. Judy, can you give us a head count today?

Judy Bruner – Palm, Inc. – Sr. VP, CFO

Sure, I can. It is 642 heads for the solutions group. And 309 for PalmSource.

Barry Richards – CIBC World Markets – Analyst

And I apologize if I missed this, can you repeat the percentage revenues that came from Zire and Tungsten? I believe you gave that number last quarter.

Judy Bruner – Palm, Inc. – Sr. VP, CFO

I did not provide that number this quarter. I did say that the four key volume products for us during the quarter were the Tungsten T2, the Tungsten C, the Zire 71, and the $99 Zire.

Barry Richards – CIBC World Markets – Analyst

Perfect, thank you.

Eric Benhamou – Palm, Inc. – Chairman, Interim CEO

Next question, please.

Operator

Thank you, our next question is from Andy Neff of Bear Stearns

Ted Chung – Bear Stearns – Analyst

This is Ted Chung. How much china inventory do you have?

Judy Bruner – Palm, Inc. – Sr. VP, CFO

Approximately eight weeks’ worth, based upon the sell through that we saw in the August month because we measure channel weeks based on channel inventory units divided by the average last four weeks of sell through.

Ted Chung – Bear Stearns – Analyst

Okay.

Operator

As a reminder for any further questions or comments, you may press 1 followed by 4 on your touch tone phones at this time. There appear to be no further questions or comments at this time. I would like to turn the floor back over to Eric Benhamou, Chief Executive Officer.

ERIC BENHAMOU – PALM, INC. – CHAIRMAN, INTERIM CEO

In closing, we want to thank you for listening today. As I mentioned in my remarks, this was probably the last earnings call conducted by Palm Inc. In approximately 3 months,

we will conduct separate Q2 earnings calls in December for palmOne and PalmSource. The exact dates will be posted near quarter end. In the interval, our stockholders will be receiving a copy of the S-4 document, once duly approved and filed, as well as a proxy to vote on the transaction. The stockholder vote will also coincide with the end of my tenure as interim CEO of Palm. I am proud of the work accomplished by this management team in a rather difficult business climate over the past couple of years, and to be in a position to launch two new companies founded on the Palm heritage. I look forward to continue to serve them as their chairman, and we all look forward to speaking with you in December.

Operator

Thank you, ladies and gentlemen, for your participation. This does conclude this afternoon’s conference. You may disconnect your lines at this time. Have a wonderful day.

Cautionary Note Regarding Forward-Looking Statements

This script contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the separation of Palm into two independent, publicly traded companies; the market position of each of palmOne and PalmSource; expectations for each of palmOne and PalmSource and the Palm brand; the timing of the consummation of the merger and the spin-off, including stockholder approval and transition matters; Palm’s operating results and trends relating to those results; mobile device industry demand and growth; Palm’s technologies and growth and trends relating to such technologies; palmOne’s and PalmSource’s positions in the mobile device market; Palm’s operational execution, discipline and progress; the ability of the Palm Solutions Group to realize its objectives; customers and customer segmentation; wireless and growth in wireless products; product development and innovation, including strategic relationships and developer support; the product portfolio of palmOne following the merger; growth and development of the Palm Economy; PalmSource licensees, products, services and solutions; PalmSource’s technologies and leadership position; PalmSource’s financial projections, models, revenue, gross margin, expenses and operating income; and the effect of the spin-off and Handspring merger transaction on the operating results of the Solutions Group. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: fluctuations in the demand for Palm’s existing and future products and services and Palm’s ability to forecast such demand; Palm’s third party manufacturers meeting their performance obligations; Palm’s suppliers providing Palm with quality components and elements on a cost effective basis; Palm’s ability to maintain successful relationships with distributors, retailers and resellers and expand its distribution channel; Palm’s ability to hire, retain, integrate and motivate sufficient qualified personnel; Palm’s ability to secure and protect its intellectual property; risk associated with international operations; growth in the markets for Palm’s products and services and the industries in which Palm operates; Palm’s ability to successfully operate two separate companies and possible problems arising from the separation of Palm’s Solutions Group and PalmSource; the approval of the merger and spin-off by the Palm and Handspring stockholders; the satisfaction of closing conditions to the merger and distribution transactions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible defects in the products and technologies developed; a possible technological shift in the handheld and operating system industries; Palm’s ability to successfully manage its expenses, inventory, supply chain and cash; Palm’s ability to build additional strategic alliances and relationships; Palm’s ability to compete with existing and new competitors; and possible future price cutting or other actions by competitors. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended May 30, 2003. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this script.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408.400.3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with SEC on July 3, 2003, as such filing is amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the prospectus, which is included in the Registration Statement on Form S-4 filed by PalmSource with SEC on July 3, 2003, as such filing is amended from time to time. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 26, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).